Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ASCENTAGE PHARMA GROUP INTERNATIONAL

亞盛醫藥集團

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6855)

FURTHER GRANT OF AWARDS UNDER

THE 2021 RSU SCHEME AND THE 2022 RSU SCHEME; AND

FURTHER GRANT OF OPTIONS UNDER

THE POST IPO SHARE OPTION SCHEME

References are made to (i) the announcements of Ascentage Pharma Group International (the “Company”, together with its subsidiaries, the “Group”) dated February 2, 2021, June 23, 2022 and July 14, 2022 (the “Announcements”); (ii) the circular of the Company dated April 30, 2025 (the “Circular”); and (iii) the poll results announcement of the Company dated May 19, 2025 in relation to, among other things, the adoption of the 2021 RSU Scheme, the adoption of the 2022 RSU Scheme and the amendments to the 2021 RSU Scheme and the 2022 RSU Scheme, and the adoption of the Post IPO Share Option Scheme and the amendments to the Post IPO Share Option Scheme. Unless otherwise defined, capitalized terms used herein shall have the same meanings as those defined in the Announcements and the Circular.

FURTHER GRANT OF AWARDS UNDER THE 2021 RSU SCHEME

The Board announces that as of the date of this announcement, 440,743 RSUs (the “2021 Awards”), representing 440,743 Shares, have been granted under the 2021 RSU Scheme to 453 selected persons (the “2021 Selected Persons”) of the 2021 RSU Scheme (the “2021 Further Grant”), who are employees of the Group.

The 2021 Awards granted under the 2021 Further Grant would be satisfied by the allotment and issuance of Shares to the trustee of the 2021 RSU Scheme (the “2021 Trustee”) to be held by the 2021 Trustee for such purpose under the Scheme Mandate Limit granted to the Board by the Shareholders at the annual general meeting of the Company held on May 20, 2026 to grant share options, RSUs and any other share options and/or awards over new Shares of the Company under all share schemes of the Company up to the limit of 10% of the then total number of issued Shares (excluding treasury Shares), being the mandate currently available to the Company.

The underlying Shares of the 2021 Awards to be granted to the 2021 Selected Persons under the 2021 Further Grant represent approximately 0.12% of the total issued share capital of the Company as at the date of this announcement, and approximately 0.12% of the enlarged total issued share capital of the Company (assuming there will be no change to the total issued share capital from the date of this announcement up to the vesting of the 2021 Awards granted to the 2021 Selected Persons under the 2021 Further Grant other than the abovementioned allotment and issuance of Shares by the Company to the 2021 Trustee).

The new Shares to be allotted and issued by the Company to the 2021 Trustee under the grant of 2021 Awards to the 2021 Selected Persons under the 2021 Further Grant will rank pari passu in all respects among themselves and with all the Shares in issue from time to time. The Listing Committee of the Stock Exchange has granted approval for the listing of, and permission to deal in, the new Shares underlying the 2021 Awards which may be granted under the 2021 RSU Scheme using the Scheme Mandate Limit.

The 2021 Further Grant has been approved by the Board and the Remuneration Committee. None of the members of the Remuneration Committee has a material interest in the 2021 Further Grant and therefore none of them abstained from voting on the relevant resolution of the Remuneration Committee. None of the Directors has a material interest in the 2021 Further Grant and therefore none of them abstained from voting on the relevant Board resolution.

The Directors (including the independent non-executive Directors) are of the view that the 2021 Further Grant is conducted on normal commercial terms, and is fair and reasonable and in the interests of the Company and the Shareholders as a whole.

The details of the 2021 Further Grant are set out as follows:

Date of the 2021 Further Grant:	June 29, 2026

Number of grantees:	453 employees of the Group

Total number of RSUs granted:	440,743 RSUs, representing 440,743 Shares

Purchase price (as defined under Rule 17.01A of the Listing Rules) of the 2021 Awards granted under the 2021 Further Grant:	The 2021 Selected Persons are not required to pay any purchase price (as defined under Rule 17.01A of the Listing Rules) for the 2021 Awards granted under the 2021 Further Grant.

Closing price of the H Shares on the date of the 2021 Further Grant:	HK$33.62

Vesting of the RSUs:	The 2021 Awards shall vest in accordance with the vesting criteria, conditions and time schedule as determined by the Board in its sole and absolute discretion with reference to, among other things, the location at which the abovementioned 2021 Selected Persons are based and the commencement date or duration of their employment. The Board has determined that the 2021 Awards granted under the 2021 Further Grant shall vest on the date of the 2021 Further Grant.

The vesting period of the abovementioned 2021 Awards is less than 12 months as the 2021 Further Grant is to reward the 2021 Selected Persons who have demonstrated outstanding performance and who are core talents which the Group is eager to retain. Pursuant to the 2021 RSU Scheme, the vesting period of RSUs granted to Employee Participants (as defined under Chapter 17 of the Listing Rules) may, at the discretion of the Board, be shorter where the grants of RSUs are granted as the year-end bonus of such Employee Participants. As such, it is permissible for the vesting period of the RSUs granted under the 2021 Further Grant to be less than 12 months. In any event, the Directors and the Remuneration Committee are of the view that a vesting period of less than 12 months for the 2021 Awards granted under the 2021 Further Grant is appropriate and aligns with the purposes of the 2021 RSU Scheme as (i) it rewards the great contribution made by these employees to the development and growth of the Group;(ii) it incentivizes these employees to further provide essential input in the Group’s strategic development in the long run; and (iii) it is in line with the remuneration policy of the Group.

Performance targets attached to the 2021 Awards granted under the 2021 Further Grant:	The vesting of the 2021 Awards granted under the 2021 Further Grant will be subject to the 2021 Selected Persons having obtained a satisfactory score as determined by the Board in their annual performance review.

Clawback mechanism:	The Company can clawback any unvested RSUs by treating them as automatically lapsed immediately where, among other things, (i) the 2021 Selected Person’s employment or service terminates for any reason prior to the date of vesting of the 2021 Awards;

(ii) the 2021 Selected Person makes any attempt or takes any action to sell, transfer, assign, charge, mortgage, encumber, hedge or create any interest in favour of any other person over or in relation to any RSUs or any interests or benefits pursuant to the RSUs; (iii) the 2021 Selected Person fails, during the course of his employment, to devote the whole of his time and attention to the business of the Group or to use his best endeavours to develop the business and interests of the Group; or (iv) the 2021 Selected Person is in breach of his contract of employment with or any other obligation to the Group.

Financial assistance:	None of the members of the Group has provided any financial assistance to the 2021 Selected Persons to facilitate the purchase of shares of the Company under the 2021 RSU Scheme.

Number of Shares available for future grant under the 2021 RSU Scheme subsequent to the 2021 Further Grant:	2,384 Shares

Reasons for and benefits of the 2021 Further Grant:	The Board and the Remuneration Committee consider that the purpose of the 2021 Further Grant is to incentivize the existing and incoming senior management and employees for their contribution to the Group, and to attract, motivate and retain skilled and experienced personnel to strive for the future development and expansion of the Group by providing them with the opportunity to own equity interests in the Company. The Company believes that the 2021 Further Grant (i) rewards the great contribution made by the 2021 Selected Persons to the development and growth of the Group; and (ii) incentivizes the 2021 Selected Persons to further provide essential input in the Group’s strategic development in the long run.

None of the 2021 Selected Persons is a Director, chief executive or substantial shareholder of the Company or an associate of any of them. The 2021 Further Grant would not result in the options and awards granted and to be granted to each individual grantee in the 12-month period up to and including the date of such grant in aggregate to exceed 1% of the Shares in issue (excluding treasury Shares). As such, the 2021 Further Grant will not be subject to approval by the Shareholders in accordance with Rule 17.03D(1) of the Listing Rules.

FURTHER GRANT OF AWARDS UNDER THE 2022 RSU SCHEME

The Board announces that as of the date of this announcement, 3,223,685 RSUs (the “2022 Awards”), representing 3,223,685 Shares, have been granted under the 2022 RSU Scheme to 251 selected persons (the “2022 Selected Persons”) of the 2022 RSU Scheme (the “2022 Further Grant”), among which (i) 31,858 RSUs are granted to two non-executive Directors, namely, Dr. Wang Shaomeng and Dr. Lu Simon Dazhong; (ii) 106,194 RSUs are granted to six independent non-executive Directors, namely Mr. Ye Changqing, Mr. Ren Wei, Dr. David Sidransky, Ms. Marina S. Bozilenko, Dr. Debra Yu and Dr. Marc E. Lippman, MD; (iii) 150,739 RSUs are granted a senior manager of the Company; (iv) 2,924,894 RSUs are granted to 241 other 2022 Selected Persons who are employees of the Group; and (v) 10,000 RSUs are granted to a Service Provider (being a consultant who is an expert in research and development, clinical trials and academia who provides consultancy services and/or other professional services to any member of the Group in connection with drug development and clinical trials in the ordinary and usual course of business of the Group which is in the interests of the long term growth of the Group).

The 2022 Awards granted under the 2022 Further Grant would be satisfied by the allotment and issuance of Shares to the trustee of the 2022 RSU Scheme (the “2022 Trustee”) to be held by the 2022 Trustee for such purpose under the Scheme Mandate Limit (and the Service Provider Sublimit for the 2022 Selected Persons who are Service Providers) granted to the Board by the Shareholders at the annual general meeting of the Company held on May 20, 2026 to grant share options, RSUs and any other share options and/or awards over new Shares of the Company under all share schemes of the Company up to the limit of 10% (and 1% with respect to the Service Provider Sublimit) of the then total number of issued Shares (excluding treasury Shares), being the mandate currently available to the Company.

The underlying Shares of the 2022 Awards to be granted to the 2022 Selected Persons under the 2022 Further Grant represent approximately 0.86% of the total issued share capital of the Company as at the date of this announcement, and approximately 0.86% of the enlarged total issued share capital of the Company (assuming there will be no change to the total issued share capital from the date of this announcement up to the vesting of the 2022 Awards granted to the 2022 Selected Persons under the 2022 Further Grant other than the abovementioned allotment and issuance of Shares by the Company to the 2022 Trustee).

The new Shares to be allotted and issued by the Company to the 2022 Trustee under the grant of 2022 Awards to the 2022 Selected Persons under the 2022 Further Grant will rank pari passu in all respects among themselves and with all the Shares in issue from time to time. The Listing Committee of the Stock Exchange has granted approval for the listing of, and permission to deal in, the new Shares underlying the 2022 Awards which may be granted under the 2022 RSU Scheme using the Scheme Mandate Limit.

The 2022 Further Grant has been approved by the Board and the Remuneration Committee. Mr. Ren Wei, Mr. Ye Changqing and Dr. Debra Yu, the chairman and members of the Remuneration Committee, respectively, have a material interest in the 2022 Further Grant, and save for Mr. Ren Wei, Mr. Ye Changqing and Dr. Debra Yu who have abstained from the relevant resolutions of the Remuneration Committee in respect of the grant of RSUs to each of them, the other members of the Remuneration Committee did not abstain from the relevant resolutions in respect of the grant of RSUs to the other Directors. Dr. Wang Shaomeng, Dr. Lu Simon Dazhong, Mr. Ye Changqing, Mr. Ren Wei, Dr. David Sidransky, Ms. Marina S. Bozilenko, Dr. Debra Yu and Marc E. Lippman, MD have each abstained from voting on the relevant Board resolution in respect of the grant of RSUs to each of them. Save as disclosed above, no other Director has a material interest in the grant of 2022 Awards to the 2022 Selected Persons under the 2022 Further Grant and therefore did not abstain from voting on the relevant Board resolution.

The Directors (including the independent non-executive Directors) are of the view that the 2022 Further Grant is conducted on normal commercial terms, and is fair and reasonable and in the interests of the Company and the Shareholders as a whole.

The details of the 2022 Further Grant are set out as follows:

Date of the 2022 Further Grant:               June 29, 2026

The grantees and the corresponding number of RSU granted:

Dr. Wang Shaomeng (non-executive Director)	15,929 RSUs
Dr. Lu Simon Dazhong (non-executive Director)	15,929 RSUs
Mr. Ye Changqing (independent non-executive Director)	17,699 RSUs
Mr. Ren Wei (independent non-executive Director)	17,699 RSUs
Dr. David Sidransky (independent non-executive Director)	19,469 RSUs
Ms. Marina S. Bozilenko (independent non-executive Director)	16,814 RSUs
Dr. Debra Yu (independent non-executive Director)	16,814 RSUs
Marc E. Lippman, MD (independent non-executive Director)	17,699 RSUs
A senior manager of the Company	150,739 RSUs
241 other 2022 Selected Persons who are employees of the Group	2,924,894 RSUs
A Service Provider	10,000 RSUs

Total number of RSUs granted:	3,223,685 RSUs, representing 3,223,685 Shares

Purchase price (as defined under Rule 17.01A of the Listing Rules) of the 2022 Awards granted under the 2022 Further Grant:	The 2022 Selected Persons are not required to pay any purchase price (as defined under Rule 17.01A of the Listing Rules) for the 2022 Awards granted under the 2022 Further Grant.

Closing price of the H Shares on the date of the 2022 Further Grant:	HK$33.62

Vesting of the RSUs:	The 2022 Awards shall vest in accordance with the vesting criteria, conditions and time schedule as determined by the Board in its sole and absolute discretion with reference to, among other things, the location at which the abovementioned 2022 Selected Person is based and the commencement date or duration of their employment. The Board has determined that:

(i)	138,052 RSUs granted to 8 2022 Selected Persons (being the 15,929 RSUs, 15,929 RSUs, 17,699 RSUs, 17,699 RSUs, 19,469 RSUs, 16,814 RSUs, 16,814 RSUs, and 17,699 RSUs granted to Dr. Wang Shaomeng, Dr. Lu Simon Dazhong, Mr. Ye Changqing, Mr. Ren Wei, Dr. David Sidransky, Ms. Marina S. Bozilenko, Dr. Debra Yu and Marc E. Lippman, MD, respectively) under the 2022 Further Grant shall vest in three equal tranches on June 29, 2027, June 29, 2028 and June 29, 2029, respectively;

(ii)	905,103 RSUs granted to 145 Selected Persons who are employees of the Group under the 2022 Further Grant shall vest on the date of the 2022 Further Grant;

(iii)	2,180,530 RSUs granted to other 2022 Selected Persons under the 2022 Further Grant who are employees of the Group (including the senior manager of the Company), and the Service Provider, shall vest in four tranches equally on June 29, 2027, June 29, 2028, June 29, 2029 and June 29, 2030, respectively;

The vesting period of part of the abovementioned 2022 Awards is less than 12 months as the 2022 Further Grant is to reward the 2022 Selected Persons who have demonstrated outstanding performance and who are core talents which the Group is eager to retain. Pursuant to the 2022 RSU Scheme, the vesting period of RSUs granted to Employee Participants (as defined under Chapter 17 of the Listing Rules) may, at the discretion of the Board, be shorter where the grants of RSUs are granted as the year-end bonus of such Employee Participants. As such, it is permissible for the vesting period of part of the RSUs granted under the 2022 Further Grant to be less than 12 months. In any event, the Directors and the Remuneration Committee are of the view that a vesting period of less than 12 months for part of the 2022 Awards granted under the 2022 Further Grant is appropriate and aligns with the purposes of the 2022 RSU Scheme as (i) it rewards the great contribution made by these employees to the development and growth of the Group; (ii) it incentivizes these employees to further provide essential input in the Group’s strategic development in the long run; and (iii) it is in line with the remuneration policy of the Group.

Performance targets attached to the 2022 Awards granted under the 2022 Further Grant:	The vesting of the 2022 Awards granted under the 2022 Further Grant will be subject to the 2022 Selected Persons having obtained a satisfactory score as determined by the Board in their annual performance review.

Claw back mechanism:	The Company can clawback any unvested RSUs by treating them as automatically lapsed immediately where, among other things,

(i)	the 2022 Selected Person’s employment or service terminates for any reason prior to the date of vesting of the 2022 Awards;

(ii)	the 2022 Selected Person makes any attempt or takes any action to sell, transfer, assign, charge, mortgage, encumber, hedge or create any interest in favour of any other person over or in relation to any RSUs or any interests or benefits pursuant to the RSUs; (iii) the 2022 Selected Person fails, during the course of his employment, to devote the whole of his time and attention to the business of the Group or to use his best endeavours to develop the business and interests of the Group; or (iv) the 2022 Selected Person is in breach of his contract of employment with or any other obligation to the Group.

Financial assistance:	None of the members of the Group has provided any financial assistance to the 2022 Selected Persons to facilitate the purchase of shares of the Company under the 2022 RSU Scheme.

Number of Shares available for future grant under the 2022 RSU Scheme Limit subsequent to the 2022 Further Grant:	1,722,287 Shares

Reasons for and benefits of the 2022 Further Grant:	The Board and the Remuneration Committee consider that the purpose of the 2022 Further Grant to 2022 Selected Persons who are not Service Providers is to incentivize the existing directors for their contribution to our Group, to attract, motivate and retain skilled and experienced personnel to strive for the future development and expansion of the Group by providing them with the opportunity to own equity interests in the Company. The Company believes that the 2022 Further Grant (i) rewards the great contribution made by the 2022 Selected Persons to the development and growth of the Group; and (ii) incentivizes the 2022 Selected Persons to further provide essential input in the Group’s strategic development in the long run.

The Board and the Remuneration Committee consider that the purpose of the 2022 Further Grant to the Service Provider is to incentivize such consultant who provide services for the drug development and clinical trials in the ordinary and usual course of business of the Group which is in the interests of the long term growth of the Group; and such grant of RSUs to the Service Provider aligns with the Group’s business needs and industry norms due to his critical role in supporting the core business operations of the Group by contributing his advice to the success of drug development, clinical trials and commercialization.

Pursuant to Rule 17.04(1) of the Listing Rules, the further grant of 2022 Awards to Dr. Wang Shaomeng and Dr. Lu Simon Dazhong had been approved by the independent non-executive Directors, while the further grant of 2022 Awards to each of Mr. Ye Changqing, Mr. Ren Wei, Dr. David Sidransky, Ms. Marina S. Bozilenko, Dr. Debra Yu and Marc E. Lippman, MD had been approved by the independent non-executive Directors (excluding the respective independent non-executive Director who is the proposed 2022 Selected Person).

Save as disclosed above, none of the 2022 Selected Persons is a Director, chief executive or substantial shareholder of the Company or an associate of any of them. The 2022 Further Grant would not result in the options and awards granted and to be granted to each individual grantee in the 12-month period up to and including the date of such grant in aggregate to exceed 0.1% (for 2022 Selected Persons who are directors of the Company) or 1% (for the other 2022 Selected Persons) of the Shares in issue (excluding treasury Shares). As such, the grant of 2022 Awards to the 2022 Selected Persons under the 2022 Further Grant will not be subject to approval by the Shareholders in accordance with Rules 17.03D(1) or 17.04(4) of the Listing Rules.

GRANT OF OPTIONS UNDER THE POST IPO SHARE OPTION SCHEME

The Board announces that as of the date of this announcement, the Company granted 690,045 Options to 30 grantees (the “Option Grantees”) with rights to subscribe for an aggregate of 690,045 ordinary shares of the Company upon exercise of such Options in accordance with the terms of the Post IPO Share Option Scheme, subject to acceptance of the Option Grantees, among which (i) 31,858 Options are granted to two non-executive Directors, namely, Dr. Wang Shaomeng and Dr. Lu Simon Dazhong; (ii) 106,194 Options are granted to six independent non-executive Directors, namely Mr. Ye Changqing, Mr. Ren Wei, Dr. David Sidransky, Ms. Marina S. Bozilenko, Dr. Debra Yu and Dr. Marc E. Lippman, MD; and (iii) 50,641 Options are granted to a senior manager of the Company; and (iv) 501,352 Options are granted to 21 Option Grantees who are employees of the Group.

The Options granted under the Option Grant would be satisfied by the allotment and issuance of Shares to the Option Grantees under the Scheme Mandate Limit granted to the Board by the Shareholders at the annual general meeting of the Company held on May 20, 2026 to grant share options, RSUs and any other share options and/or awards over new Shares of the Company under all share schemes of the Company up to the limit of 10% of the then total number of issued Shares (excluding treasury Shares), being the mandate currently available to the Company.

The underlying Shares of the Options to be granted to the Option Grantees under the Option Grant represent approximately 0.18% of the total issued share capital of the Company as at the date of this announcement, and approximately 0.18% of the enlarged total issued share capital of the Company (assuming there will be no change to the total issued share capital from the date of this announcement up to the exercise of the Options granted to the Option Grantees under the Option Grant other than the abovementioned allotment and issuance of Shares by the Company to the Option Grantees).

The new Shares to be allotted and issued by the Company to the Option Grantees under the Option Grant will rank pari passu in all respects among themselves and with all the Shares in issue from time to time. The Listing Committee of the Stock Exchange has granted approval for the listing of, and permission to deal in, the new Shares underlying the Options which may be granted under the Post IPO Share Option Scheme using the Scheme Mandate Limit.

The Option Grant has been approved by the Board and the Remuneration Committee. Mr. Ren Wei, Mr. Ye Changqing and Dr. Debra Yu, the chairman and members of the Remuneration Committee, respectively, have a material interest in the Option Grant and save for Mr. Ren Wei, Mr. Ye Changqing and Dr. Debra Yu who have abstained from the relevant resolutions of the Remuneration Committee in respect of the grant of Options to each of them, the other members of the Remuneration Committee did not abstain from the relevant resolutions in respect of the grant of Options to the other Directors. Dr. Wang Shaomeng, Dr. Lu Simon Dazhong, Mr. Ye Changqing, Mr. Ren Wei, Dr. David Sidransky, Ms. Marina S. Bozilenko, Dr. Debra Yu and Marc E. Lippman, MD have each abstained from voting on the relevant Board resolution in respect of the grant of Options to each of them. Save as disclosed above, no other Director has a material interest in the grant of Options to the Option Grantees under the Option Grant and therefore did not abstain from voting on the relevant Board resolution.

The Directors (including the independent non-executive Directors) are of the view that the Option Grant is conducted on normal commercial terms, and is fair and reasonable and in the interests of the Company and the Shareholders as a whole.

The details of the Option Grant are set out as follows:

Date of the Option Grant:               June 29, 2026

Option Grantees and the corresponding number of Options granted:

Dr. Wang Shaomeng (non-executive Director)	15,929 Options
Dr. Lu Simon Dazhong (non-executive Director)	15,929 Options
Mr. Ye Changqing (independent non-executive Director)	17,699 Options
Mr. Ren Wei (independent non-executive Director)	17,699 Options
Dr. David Sidransky (independent non-executive Director)	19,469 Options
Ms. Marina S. Bozilenko (independent non-executive Director)	16,814 Options
Dr. Debra Yu (independent non-executive Director)	16,814 Options
Marc E. Lippman, MD (independent non-executive Director)	17,699 Options
A senior manager of the Company	50,641 Options
21 other Option Grantees who are employees of the Group	501,352 Options

Total number of Options granted:	690,045 Options (each Option shall entitle the Option Grantee to subscribe for one Share)

Exercise price of the Options granted:	HK$33.62 per Share, which is the higher of (i) the closing price of the Shares as stated in the Stock Exchange’s daily quotation sheet on the date of the Option Grant, being HK$33.62; and (ii) the average of the closing price of the Shares as stated in the Stock Exchange’s daily quotation sheet for the five business days (as defined in the Listing Rules) immediately preceding the date of the Option Grant, being HK$31.29.

Closing price of the Shares on the date of the Option Grant:	HK$33.62

Exercise period of the Options:	Ten years from the date of grant of the relevant Options.

Vesting of the Options:	The Options shall vest in accordance with the vesting criteria, conditions and time schedule as determined by the Board in its sole and absolute discretion with reference to, among other things, the location at which the abovementioned Option Grantees is based and the commencement date or duration of their employment. The Board has determined that:

(i)	138,052 Options granted to 8 Option Grantees (being the 15,929 Options, 15,929 Options, 17,699 Options, 17,699 Options, 19,469 Options, 16,814 Options, 16,814 Options and 17,699 Options granted to Dr. Wang Shaomeng, Dr. Lu Simon Dazhong, Mr. Ye Changqing, Mr. Ren Wei, Dr. David Sidransky, Ms. Marina S. Bozilenko, Dr. Debra Yu and Marc E. Lippman, MD, respectively) under the Option Grant shall vest in twelve tranches equally on July 29, 2026, August 29, 2026, September 29, 2026, October 29, 2026, November 29, 2026, December 29, 2026, January 29, 2027, March 1, 2027, March 29, 2027, April 29, 2027, May 29, 2027 and June 29, 2027, respectively; and

(ii)	551,993 Options granted to 22 Option Grantees (including the senior manager of the Company) under the Option Grant shall vest in four tranches equally on June 29, 2027, 2028, 2029 and 2030, respectively.

The vesting period of part of the abovementioned Options granted to Dr. Wang Shaomeng, Dr. Lu Simon Dazhong, Mr. Ye Changqing, Mr. Ren Wei, Dr. David Sidransky, Ms. Marina S. Bozilenko, Dr. Debra Yu and Marc E. Lippman, MD is less than 12 months as pursuant to the Post-IPO Share Option Scheme, the vesting period of Options granted to Employee Participants may be shorter where there is a mixed or accelerated vesting schedule such as where such Options may vest evenly over a period of 12 months. As such, it is permissible for the vesting period of part of the Options granted under the Option Grants to Dr. Wang Shaomeng, Dr. Lu Simon Dazhong, Mr. Ye Changqing, Mr. Ren Wei, Dr. David Sidransky, Ms. Marina S. Bozilenko, Dr. Debra Yu and Marc E. Lippman, MD to be less than 12 months. In any event, the Directors and the Remuneration Committee are of the view that a vesting period of less than 12 months for part of the Options granted to Dr. Wang Shaomeng, Dr. Lu Simon Dazhong, Mr. Ye Changqing, Mr. Ren Wei, Dr. David Sidransky, Ms. Marina S. Bozilenko, Dr. Debra Yu and Marc E. Lippman, MD under the Option Grant is appropriate and aligns with the purposes of the Post-IPO Share Option Scheme as (i) it rewards the great contribution made by these non-executive Directors and independent non-executive Directors to the development and growth of the Group; (ii) it incentivizes these non-executive Directors and independent non-executive Directors to further provide essential input in the Group’s strategic development in the long run; and (iii) it is in line with the remuneration policy of the Group.

Performance targets:	The vesting of the Options granted under the Option Grant will be subject to the Option Grantee having obtained a satisfactory score as determined by the Board in their annual performance review.

Clawback mechanism:	The Company can clawback an Option by treating it as automatically lapsed immediately where, among other things, in the event that the grantee is an employee of the Group when an offer is made to him/her and he/she subsequently ceases to be an employee of the Group on any one or more of the grounds that he/she has been guilty of serious misconduct, or has committed an act of bankruptcy or has become insolvent or has made any arrangement or composition with his/ her creditors generally, or has been convicted of any criminal offence involving his/her integrity or honesty or (if so determined by the Board) on any other ground on which an employer would be entitled to terminate his/her employment at common law or pursuant to any applicable laws or under the grantee’s service contract with the Group, the date of cessation of his/ her employment with the Group.

Financial assistance:	None of the members of the Group has provided any financial assistance to the Option Grantees to facilitate the purchase of shares of the Company under the Post IPO Share Option Scheme.

Number of Shares available for future grant under the Post IPO Share Option Scheme Limit subsequent to the Option Grant:	12,991,256 Shares

Reasons for and benefits of the Option Grant:	The Board and the Remuneration Committee consider that the purpose of the Option Grant to Option Grantees is to incentivize the existing directors for their contribution to our Group, to attract, motivate and retain skilled and experienced personnel to strive for the future development and expansion of the Group by providing them with the opportunity to own equity interests in the Company. The Company believes that the Option Grant (i) rewards the great contribution made by the Option Grantees to the development and growth of the Group; and (ii) incentivizes the Option Grantees to further provide essential input in the Group’s strategic development in the long run.

Number of Shares available for future grant to Service Providers under the Service Provider Sublimit subsequent to the 2022 Further Grant:	3,116,172 Shares

Pursuant to Rule 17.04(1) of the Listing Rules, the further grant of Options to Dr. Wang Shaomeng and Dr. Lu Simon Dazhong had been approved by the independent non-executive Directors, while the further grant of Options to each of Mr. Ye Changqing, Mr. Ren Wei, Dr. David Sidransky, Ms. Marina S. Bozilenko, Dr. Debra Yu and Marc E. Lippman, MD had been approved by the independent non-executive Directors (excluding the respective independent non-executive Director who is the proposed Option Grantees).

Save as disclosed above, none of the Option Grantees is a Director, chief executive or substantial shareholder of the Company or an associate of any of them. The grant of Options to each of the Option Grantees under the Option Grant would not result in the Shares issued and to be issued in respect of all options and awards granted to each of the Option Grantees (excluding any options and awards lapsed in accordance with the terms of the applicable scheme) in the 12-month period up to and including the date of such grant representing in aggregate over 0.1% (for Option Grantees who are directors of the Company) or 1% (for the other Option Grantees) of the issued Shares (excluding treasury Shares). As such, the grant of Options to each of the Option Grantees under the Option Grant will not be subject to approval by the Shareholders pursuant to Rules 17.03D(1) or 17.04(4) of the Listing Rules.

By order of the Board
Ascentage Pharma Group International Dr. Yang Dajun
Chairman and Executive Director

Suzhou, the PRC, June 29, 2026

As at the date of this announcement, the Board comprises Dr. Yang Dajun as Chairman and executive Director, Dr. Wang Shaomeng and Dr. Lu Simon DazhongNote 1 as non-executive Directors, and Mr. Ye Changqing, Mr. Ren Wei, Dr. David Sidransky Note 2, Ms. Marina S. Bozilenko, Dr. Debra Yu and Dr. Marc E. Lippman, MD as independent non-executive Directors.

Notes:

1.	Dr. Lu Simon Dazhong satisfy the independence requirements of the U.S. Securities and Exchange Commission and Nasdaq corporate governance requirements.

2.	Dr. David Sidransky is the Lead Independent Non-Executive Director of the Company.

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